[Letterhead of Sutherland Asbill & Brennan LLP]

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sablaw.com

November 20, 2006

Mr. John Reynolds

Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	TAC Acquisition Corp.

Amendment No. 1 to Proxy Statement on Schedule 14A

Filed October 6, 2006, File no. 000-51340

Dear Mr. Reynolds:

On behalf of TAC Acquisition Corp. (the “Company”), set forth below are the responses to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter dated November 9, 2006. For your convenience, we have set forth below the Staff’s comments in bold, italic typeface followed by responses to each comment.

General

1.	We note your response to comment one of our letter dated September 11, 2006. In the appropriate sections, please revise to clarify the actions to be taken should you not receive approval for dissolution and liquidation from your shareholders.

The Company has revised the disclosure set forth on pages ix, 12 and 98 of its proxy materials in response to the Staff’s comment. The Company further refers the Staff to the risk factor set forth on page 22 of its proxy materials entitled “Under Delaware law, our dissolution requires the approval of the holders of a majority of our outstanding stock …”

Mr. John Reynolds

November 20, 2006

2.	In connection with comment one, please revise to quantify the amounts Messrs. Cohen and Rosenthal would be liable for if you have to dissolve and liquidate. Further, please clarify if they would be jointly and severally liable. Lastly, please revise to clarify the company’s obligation to bring claims against the two noted individuals to enforce the indemnification agreement should they assert they are either unable to cover such expenses or they are not obligated under the agreement.

The Company has revised the disclosure set forth on pages x, 7, 8, 11, 12, 23, 49, 50, 100, 101, 152 and 153 of the proxy materials in response to the Staff’s comment.

3.	We note your response to comment six of our letter dated September 11, 2006 and the revised disclosure throughout the document. In particular, we note the reference to the “relative difference” between the current merger consideration and the aggregate amount paid in connection with Mr. Chapel’s acquisitions that lead to the formation of AVIEL. Please revise to quantify the “relative difference.” Also, we note the listed factors on page 106. Please revise the section that discusses the board’s recommendation to clarify how the listed items increased the value of the target to make up the “relative difference.”

The Company has revised the disclosure set forth on pages vi, 48, 111 and 127 of its proxy materials in response to the Staff’s comment. In addition, the Company respectfully refers the Staff to the detailed analyses performed by Capitalink in connection with the preparation of its fairness opinion upon which the Company’s board of directors relied when recommending the Company’s proposed merger with AVIEL. Notwithstanding the consideration paid in connection with the prior acquisitions of OPTIMUS and PMC, the Company believes that the analyses performed by Capitalink, including discounted cash flow, comparable company and comparable transaction analyses, clearly indicate that the merger consideration proposed by TAC is consistent with AVIEL’s current cash flows, the valuations of other similar companies, and the consideration paid in similar recent acquisition transactions, taking the Company as a whole.

4.	In connection with the preceding comment, please revise to clarify how much of the debt to be paid at closing is the debt incurred during Mr. Chapel’s acquisitions of the companies that now form AVIEL. If the debt to be repaid completely satisfied the debt incurred in by the pervious acquisitions, please revise to quantify the aggregate consideration Mr. Chapel paid, not including any debt, and compare that figure with the consideration Mr. Chapel will receive from the contemplated transaction. Such disclosure should appear with the discussion of the board’s reasons for recommending this transaction.

The Company has revised the disclosure set forth on pages vi and 48 of its proxy materials in response to the Staff’s comment.

Mr. John Reynolds

November 20, 2006

5.	We note that the officers of TAC control the investment advisor that manages TICC. Given the loans provided by TICC which include terms beneficial in the event of a merger transaction and given the knowledge of TAC management of the opportunity of TAC, provide a detailed discussion of the conflicts of interest that arose from these transactions and add a risk factor. Clarify why the loan was structured to benefit TICC in the event of a merger at the same time TAC was aware of the potential conflicts and clarify any resultant risks to the company and/or officers and directors as a result of such knowledge.

The Company has revised the disclosure set forth on pages vii, 7, 8, 24, 50, 151 and 152 of its proxy materials in response to the Staff’s comment. The Company also informs the Staff on a supplemental basis that TICC’s portfolio investments are typically structured to include both a senior debt and equity component, substantially similar to the structure of TICC’s investment in AVIEL, including a provision requiring repayment in the event of a change in control. TICC’s investments in AVIEL, and its predecessor, OPTIMUS, were not structured with the Company’s proposed merger with AVIEL in mind. As discussed in the section entitled “The Merger Proposal–Background of the Merger” beginning on page 42 of the Company’s proxy materials, TAC was pursuing two other potential acquisition targets during the period when TICC closed its investments in AVIEL and its predecessor, OPTIMUS.

6.	Disclose any fees, direct or indirect, to be received by the investment advisor to TICC that is controlled by the officers, directors and initial shareholders of TAC as a result of the loan and the beneficial provisions of the loan due to the merger transaction. Clearly list an interest of management in these transactions throughout the proxy statement.

The Company has revised the disclosure set forth on pages vii, 7, 8, 24, 50, 151 and 152 of its proxy materials in response to the Staff’s comment.

7.	We reissue prior comment three of our letter dated September 11, 2006. Please fill in the blanks through the prospectus as of the most recent practicable date and update as applicable. For example and without limitation, we note the conversion price, the most recent market price, the number of shares reserved for the 2006 Long-Term Incentive Plan, etc.

The Company has revised the disclosure throughout its proxy materials in response to the Staff’s comment.

Questions and Answers, page iii

8.	We note your response to comment 11 of our letter dated September 11, 2006. Please revise the answer to the question on page vi to briefly answer the question. Revise to

Mr. John Reynolds

November 20, 2006

disclose the aggregate consideration Mr. Chapel paid and the loans taken to acquire what is now AVIEL. The disclosure in the four bullet points does not go to answering the question. Please revise to remove the bullet point disclosure.

The Company has revised the disclosure set forth on page vi of its proxy in response to the Staff’s comment.

9.	It is not clear why there are different figures for the outstanding debt that will be paid. In several locations it is disclosed as $46.7 and $44.4 million. Please revise to clarify.

The Company has revised the disclosure on pages i, vi, viii, 1, 4, 9, 41, 61, 82, and 83 to disclose that the total outstanding liabilities of TAC and AVIEL to be paid off at closing is $41.5 million.

10.	We note your response to prior comment 14 of our letter dated September 11, 2006. If shareholder approval is not obtained, it would appear that the company would not be able to consummate the business combination contemplated by the definitive merger agreement. Since the prospectus clearly indicated that the extension was for purposes of completing the merger contemplated by the definitive agreement, it is unclear why the company would wait until December 31, 2006. It would appear that without the shareholder approval, the company would not longer be pursuing the merger contemplated by the definitive merger agreement. Please advise or revise.

The Company has revised the disclosure set forth on pages ix, 1, 8, 11, 21, 22, 50, 98 and 152 of its proxy materials in response to the Staff’s comment.

11.	Explain the statement that “it is more likely than not that TAC would be required to liquidate in the event that TAC is unable to consummate its proposed merger with AVIEL in the manner contemplated herein.” Clarify when you would not be required to liquidate. We may have further comment.

The Company has revised the disclosure set forth on pages ix, 1, 8, 11, 21, 22, 50, 98 and 152 of its proxy materials in response to the Staff’s comment.

12.	Provide the estimate of the amount that shareholders will receive upon dissolution and liquidation.

The Company has revised the disclosure set forth on pages x, 12 and 99 of its proxy materials in response to the Staff’s comment.

13.	We note the statement that the placement of funds in trust may not protect the funds from third party claims. Please clarify when claims of shareholders would be before claims of creditors. We may have further comment.

The Company has revised the disclosure set forth on pages ix and 12 of its proxy materials in response to the Staff’s comment.

Mr. John Reynolds

November 20, 2006

14.	Clarify whether any of the known claims, other than the unsecured credit facility used to pay federal and state taxes, would not fall within the indemnification agreement.

The Company has revised the disclosure set forth on pages ix, 7, 11, 12, 23, 49, 99, 100, 101 and 153 of its proxy materials in response to the Staff’s comment.

15.	Estimate the costs of dissolution and liquidation. Clarify how these costs will be paid.

The Company has revised the disclosure on pages x, 12 and 99 of its proxy materials in response to the Staff’s comment.

Summary of the Proxy Statement, page 1

16.	We note your response to comment 16 of our letter dated September 11, 2006. Please revise to update the information concerning the shares to be issued to Mr. Chapel.

The Company has updated the disclosure on pages vi, 4, 41 and 62 in response to the Staff’s comment.

17.	In the appropriate section, please revise to identify the entity that received the gifted shares by initial shareholders.

The Company has revised the disclosure on pages v, 3, 37, 39, 98, 149, 150, 152, 154 and 157 of its proxy materials in response to the Staff’s comment.

18.	We note your supplemental response to comment 19 of our letter dated September 11, 2006. Please disclose this information regarding the knowledge of Mr. Chapel in the proxy statement. Also, clarify whether the officers of TAC were aware at the time of the loan in September and December that Mr. Chapel was interested in seeking a business opportunity such as that presented by TAC.

The Company has revised the disclosure set forth on page 43 of its proxy materials in response to the Staff’s comment.

19.	Disclose all interests of TAC Officers and Directors in the merger. This would include any warrants owned by the officers and directors.

The Company has revised the disclosure set forth on pages 7, 8, 22, 23, 24, 48, 49, 50, 150, 151, 152 and 153 of its proxy materials in response to the Staff’s comment. The Company further confirms to the Staff that none of the Company’s officers or directors have purchased or beneficially owned any warrants exercisable for shares of the Company’s common stock.

Mr. John Reynolds

November 20, 2006

Aviel’s Consolidated Selected Summary Historical and Optimus and PMC Historical Consolidated Financial Data

PMC, page 17

20.	We have reviewed your response to comment 22 however we do not see how your presentation (i.e. the inclusion of PMC) is consistent with the guidance of Item 301 of Regulation S-K. As stated in our previous comment letter, the information presented should be on a consolidated basis with notes or cross-references added when factors exist that affect the comparability (e.g. business combinations accounted for as a purchase). Accordingly, please remove the five-year selected financial data for PMC as the financial results of should only be included in the consolidated statements of Aviel from the date of the acquisition. We would not object to a footnote to the tabular presentation with cross-reference the PMC financial statements.

The Company has removed the five-year selected financial data for PMC in response to the Staff’s comment.

Risk Factors, page 20

21.	We note your responses to comments 28 and 14 of our letter dated September 11, 2006. It is not clear how you could consider an “alternate business combination” if this one fails since the extension applies to the transaction “contemplated” by the letter of intent, as disclosed on page 32 of your IPO prospectus. If the phrase “alternate business combination” refers to a combination with AVIEL but on different terms, please revise to clearly state so. Otherwise, we will have additional comment.

The Company has revised the disclosure set forth on pages ix, 1, 8, 11, 21, 22, 50, 98 and 152 of its proxy materials in response to the Staff’s comment.

22.	We note your response to comment 32 of our letter dated September 11, 2006 that relationships would be “adversely” affected. To the extent possible, please revise to quantify or be more specific of the harm that would be suffered should the risk materialize.

The Company has revised the disclosure on pages 27 and 28 of its proxy materials in response to the Staff’s comment.

23.	We note your response to comment 36 of our letter dated September 11, 2006 and the additional disclosure on page 31. Considering you provided just one period as an example, please revise to clarify your use of the term “historically.” Also, it is unclear how the information added presents a balanced comparison of the companies and therefore the information should be disclosed.

The Company has removed the above-referenced disclosure in response to the Staff’s comment.

Mr. John Reynolds

November 20, 2006

Fairness Opinion, page 38

24.	Remove the statement that the Capitalink opinion is addressed to the board of directors only. Remove similar disclosure throughout the proxy statement.

The Company has revised the disclosure set forth on pages 40 and 58 of its proxy materials in response to the Staff’s comment.

The Merger Proposal

Background of the Acquisition, page 40

25.	We note your response to comment 19 of our letter dated September 11, 2006 and the additional disclosure on pages 40 and 41. We note at the time TICC made its investments in AVIEL, TAC was already formed. Please revise to affirmatively disclose that, at the time the decision was made for TICC to invest in AVIEL, the consideration of TAC as a means to pay back such loans with interest was not contemplated, if true.

The Company has revised the disclosure set forth on pages 42 and 43 of its proxy materials in response to the Staff’s comment.

26.	Considering the financing by TICC was completed in December of 2005, it is not clear why the transaction could not have been structured differently by, among other alternatives, having TAC purchase the two companies themselves instead of TICC financing Mr. Chapel in order to allow him to acquire the two companies and then paying an appreciated price in purchasing the two companies from Mr. Chapel. Please revise the disclosure to clarify. We may have further comment.

The Company respectfully refers the Staff to its response to comment 25 above. Specifically, as indicated in the revised disclosure on pages 42 and 43 of the Company’s proxy materials, the use of TAC as an acquisition vehicle for AVIEL was not contemplated at the time of TICC’s investments in AVIEL and its predecessor, OPTIMUS, in December 2005 and September 2005, respectively.

27.	We note the additional disclosure on page 40 that two former employees of TICC contacted Mr. Chapel due to a referral by a bank. Please revise to elaborate on this. Revise to clarify bank’s relationship with TICC, Mr. Chapel and the target.

The Company has revised the disclosure set forth on page 42 of its proxy materials in response to the Staff’s comment.

Mr. John Reynolds

November 20, 2006

TAC’s Board of Directors’ Reasons for the Approval of the Merger, page 44

28.	We note the additional disclosure in this section in response to comment 42 of our letter dated September 11, 2006. Please revise to clarify if management relied on Capitalink’s opinion only or if they actually determined the value themselves. Clearly explain the extent to which you are relying upon the valuation done by Capitalink.

Alternatively, if the board did determine the value, please revise to discuss the valuation, quantify the value determined by the board and state how you determined the valuation. We may have further comment.

The Company has revised the disclosure set forth on pages 47 and 48 of its proxy materials in response to the Staff’s comment.

29.	Please revise to discuss the “certain valuation and analyses and metrics compiled by” your management as disclosed on page 44.

The Company has revised the disclosure set forth on page 48 of its proxy materials in response to the Staff’s comment.

30.	We note your response to comment 43 of our letter dated September 11, 2006. We note and are aware of the disclosure of the fairness opinion as stated in your response. We also note the second to last bullet point on page 46. Please refer to comment three of this letter.

The Company respectfully refers the Staff to its response to comment 3 above.

Interest of TAC Directors and Officers in the Merger, page 47

31.	Please revise to include your response to comment 46 of our letter dated September 11, 2006 in this document. Provide clear disclosure throughout the proxy statement that the named officers and directors will receive compensation following the business combination and that the investors will not be made aware of the terms of compensation arrangements until after the merger is completed.

The Company has revised the disclosure set forth on pages ii, vii, 3, 8, 24, 50, and 152 of its proxy materials in response to the Staff’s comment.

Fairness Opinion, page 48

32.	We note the disclosure on page 50 that the net debt and earnout obligations of $42.9 million were considered. Please revise to reconcile that with the $46.7 million dollar figure disclose elsewhere.

The Company has revised the disclosure set forth on pages 55, 57, and 58 of its proxy materials in response to the Staff’s comment.

Mr. John Reynolds

November 20, 2006

33.	We note your response to comment 49 of our letter dated September 11, 2006 and the additional disclosure that the “equity value range” is the equivalent of the “fair market value of equity.” Please revise to clarify how the equity value determination is equivalent to the fair market value of a company.

The Company has revised the disclosure set forth on pages 53 and 54 of its proxy materials in response to the Staff’s comment.

34.	In connection with the preceding comment, please revise to clarify how the equity value range is greater than the consideration range disclosed on page 50.

The Company has revised the disclosure set forth on pages 53 and 54 of its proxy materials in response to the Staff’s comment.

35.	We note your response to comment 54 of our letter dated September 11, 2006. Considering management considered the valuation of this opinion to be reasonable, please revise to specifically explain how the equity value increased within the one year from the acquisitions by Mr. Chapel.

The Company has revised the disclosure set forth on page 54 of its proxy materials in response to the Staff’s comment.

Unaudited Pro Form Condensed Combined Financial Statements

AVIEL Systems, Inc. Unaudited Pro Forma Condensed Combined Statement of Operations

Adjustment (3a), page 75 and Adjustment (7a), page 77

36.	It appears that the additional amortization expense being recorded related to the increased value of $9,992,391 for the intangibles in the AVIEL and TAC transaction does not reconcile with the $11,302,599 recorded in adjustment (4) on page 79. Please clarify and revise.

Mr. John Reynolds

November 20, 2006

AVIEL respectfully submits that the reason for the above-referenced discrepancy is that adjustment 3(a) on page 79 and adjustment 7(a) on page 81 address the difference between the preliminary intangibles valuation estimate and the actual intangibles valuation recorded in connection with the acquisition of PMC by OPTIMUS as of September 23, 2005, the acquisition date, and that adjustment 4 on page 83 addresses the difference between the preliminary intangibles valuation estimate and the actual intangible assets recorded on AVIEL’s balance sheet as of the applicable pro forma balance sheet date (which reflects amortization since September 23, 2005). The chart below reconciles this discrepancy:

	June 30, 2006		September 30, 2006
Adjustment figure to reconcile	$9,992,391	$11,302,599	$10,488,303	$12,212,261
Plus: intangibles valuation recorded in the acquisition of PMC by OPTIMUS	$8,275,000	$8,275,000	$8,275,000	$8,275,000
Minus: amount amortized since the acquisition of PMC (9/23/2005)	$—	$(1,310,208)	$—	$(1,723,958)

Equals: preliminary intangibles valuation estimate in connection with acquisition of AVIEL by TAC	$18,267,391	$18,267,391	$18,763,303	$18,763,303

AVIEL Systems, Inc. Unaudited Pro Forma Combined Balance Sheet

Adjustment (1), page 78

37.	It appears the adjustment to the cash balance for the repayment of $46.7 million of AVIEL and TAC’s outstanding debt and other liabilities does not reconcile to the $45,684,961 recorded in adjustment (5) on page 79. Please clarify and revise.

AVIEL respectfully submits that the chart below provides the requested reconciliation. Updated and additional disclosure has been provided in note 5 on page 83 to clarify.

	June 30, 2006	September 30, 2006
Notes payable, current portion (AVIEL and TAC)	$15,775,782	$10,621,187
Accrued expenses (TAC)	$836,017	$1,432,541
Due to former stockholder (AVIEL)	$5,655,662	$5,892,627
Notes payable, net of current portion (AVIEL)	$23,417,500	$22,927,500

Subtotal	$45,684,961	$40,873,855

Amount receivable from former PMC shareholder which was netted against "due to former stockholder" on balance sheet but reclassified to other assets when the liability was repaid as part of the proforma adjustment (Note 2)	$750,670	$132,373
Accretion of remaining debt discount upon repayment of debt as part of the pro forma adjustment	$270,000	$510,000

	$46,705,631	$41,516,228

Mr. John Reynolds

November 20, 2006

Adjustment (3), page 79

38.	The disclosure of $28,298,074 of stock consideration paid does not reconcile with the disclosure on page 8, page 57 and Section 2.01 of the merger agreement which states the total stock consideration to be paid is $24,000,000. Please clarify and revise.

AVIEL respectfully submits that the value of the stock consideration disclosed in adjustment 3 on page 79 represents the market value of the stock consideration as of the applicable date and $24,000,000 represents the value of the stock consideration based upon TAC’s adjusted book value per share as of the applicable date. The chart below provides a reconciliation.

	June 30, 2006	September 30, 2006

Market value of stock consideration on applicable date	$28,298,074	$28,972,778
Less: difference between market value and book value on applicable date	$(4,298,074)	$(4,972,778)

Equals: book value of stock consideration	$24,000,000	$24,000,000

39.	The increase of $5,382,558 in the value of non-current liabilities does not appear to reconcile to the values recorded in adjustment (6) and (7) totaling $5,122,828. Please clarify and revise.

AVIEL respectfully submits that the driver of the discrepancy is the accretion of the remaining debt discount related to the TICC warrant. The chart below reconciles the discrepancy.

	June 30, 2006	September 30, 2006

Deferred tax liability (adjustment 6)	$3,333,472	$3,536,659
Increase in warrant liability (adjustment 7)	$1,779,086	$440,199

	$5,112,558	$3,976,859

Debt discount as of 12/31/2005	$300,000	$600,000
Amortization since 12/31/2005	$(30,000)	$(90,000)

	$5,382,558	$4,486,859

Long-term Liabilities (page 78)	$24,217,500	$25,094,500
Non-Current Liabilities (page 79)	$29,600,058	$29,581,359

	$5,382,558	$4,486,859

Mr. John Reynolds

November 20, 2006

40.	We noted your response to comment 62 where you indicated the principal intangibles being acquired in the transaction are contract backlog and/or customer relationships. However we do not see where you have allocated any purchase price to backlog. If you have not allocated amounts to backlog, provide a discussion explaining why it is not necessary. Please advise and revise.

AVIEL respectfully submits that the intangibles referred to in the Company’s response to Comment 62 in the Company’s letter to you dated October 6, 2006 are combined intangibles of customer contracts and related customer relationships pursuant to SFAS 141 (A14) (c.) (3). Value is assigned to contract backlog/customer relationships on a combined basis. The valuation is done by using a discounted cash flow analysis of future revenues of existing contracts including some growth due to existing relationships with customers.

41.	In addition to our comment above, please disaggregate your identified intangible assets by major category (e.g. backlog, customer contracts, customer relationship) and explain how you arrived at the estimated useful life (for each category).

AVIEL respectfully submits that the identifiable intangible assets are customer contracts and related customer relationships pursuant to SFAS 141 (A14) (c.) (3). The estimated useful life is based upon the expected life of the existing contracts including a factor for growth and the award of contracts from re-compete bids.

42.	We have reviewed your response to comment 63 and noted that the requested disclosure was not provided in the document; therefore the comment is being reissued in its entirety. Please revise your disclosure to discuss the reasons why your purchase price allocation is preliminary (i.e. identify the information that you have arranged to obtain) and indicate when the allocation is expected to be finalized. Refer to paragraph (51)(h) of SFAS 141.

AVIEL respectfully submits that the purchase price allocation is preliminary because the transaction has not been completed and a purchase price allocation cannot be done until the final closing balance sheet is prepared subsequent to the completion of the merger. It is anticipated that the final purchase price allocation will be completed between 30 and 60 days after consummation of the transaction.

In order to include the purchase price allocation into the pro forma calculations, AVIEL retained an independent valuation firm to perform a preliminary valuation. The firm reviewed financial statements and backlog, in conjunction with other purchase price allocations performed for other government information technology services companies, to validate the estimate and confirmed that the estimate is reasonable.

Mr. John Reynolds

November 20, 2006

Adjustment (9) and (10), page 79

43.	Please expand your disclosure and provide a detailed reconciliation of the amounts being recorded in the $51,162,261 adjustment to additional paid in capital.

AVIEL respectfully submits that the chart below provides the requested reconciliation. Updated and additional disclosure has been provided in note 9 on page 83.

	June 30, 2006	September 30, 2006

Elimination of AVIEL paid in capital	$(1,856,811)	$(1,856,811)
Plus: Reclassification of common stock subject to redemption as stockholders' equity	$24,710,998	$24,873,483
Plus: Market value of common stock issued to AVIEL shareholder in connection with acquisition of AVIEL by TAC	$28,308,074	$28,972,778

Equals: Adjustment to stockholders' equity	$51,162,261	$51,989,450

Adjustment (12, (13), (14), page 79

44.	It appears that these entries relate to an adjustment of the purchase price as a result of additional shares being provided as part of the stock consideration in the AVIEL and TAC transaction assuming maximum conversion. The adjustment to the purchase price is unclear as it appears from the disclosure on page 8, page 57 and Section 2.01 of the merger agreement that the total stock consideration to be paid is $25,000,000 even though the actual number of shares may change based on the proposed calculation. Please clarify and revise.

The Company has revised the disclosure set forth on pages 4 and 41 of its proxy materials to show that value of the stock consideration received by Mr. Chapel as a result of the proposed merger does fluctuate depending on (1) the market value of TAC’s common stock at any given time and (2) the percentage of TAC stockholders who will demand that TAC convert their shares to cash. In response to the Staff’s comment, the Company has provided the market value of the stock consideration based on the last sale price of TAC’s common stock as of November 14, 2006.

Business of AVIEL, page 104

45.	We note the first and second bullet points added on page 106. It is clear that the acquisition of PMC would increase the value of OPTIMUS. However, it is not clear how combining the two increased the value of the combined entity over that of the two companies values added together. Please revise to clarify how you reached this determination.

The Company has revised the disclosure set forth on pages 111, 112, 127 and 128 of its proxy materials in response to the Staff’s comment.

Mr. John Reynolds

November 20, 2006

46.	Please revise to clarify how the business has been built as described in the fourth bullet point on page 106.

The Company has revised the disclosure set forth on pages 111, 112, 127, and 128 of its proxy materials in response to the Staff’s comment.

Customers and Contracts, pages 112-114

47.	Please note that when comparisons are provided, pro forma presentation and related analytical discussion is permitted only for the year in which a business combination occurred and for the immediately preceding year. PMC was acquired in September 2005 and accounted for as a business combination, therefore pro forma presentation and related analytical discussions provided are permitted only for the year in which a business combination occurred and for the immediately preceding year. Accordingly, please revise to remove the pro form information of PMC for the year ended December 31, 2003.

The Company has removed all pro forma information of PMC for the year ended December 31, 2003 in response to the Staff’s comment.

AVIEL’s Management’s Discussion and Analysis of Financial Condition, page 119

48.	We note the additional disclosure on page 120 in response to comment 82 of our letter dated September 11, 2006 that all the debt is secured by the assets of the company. Please revise to clarify your reference to the “Company.” Also, clarify if the company has enough assets to satisfy all the outstanding debt.

The Company has revised the disclosure to clarify that the reference is made to OPTIMUS. AVIEL has met its debt obligations as they have become due and expects to meet its ongoing debt obligations as they become due in the future using income and cash generated from future operations.

49.	Please ensure that the marked copies you provide us are accurate. For instance, there is disclosure on pages 120 and 125 that should be marked but was not.

The Company will ensure that any marked copies of its proxy distributed to the Staff are accurate and reflect all changes to such materials since the materials were last filed with the SEC.

Funded Backlog and Total Estimated Remaining Contract Value, page 125

50.	We have reviewed your revised disclosure in response to comment 84 and note it provides the value of the funded backlog. Please provide the value of the unfunded backlog for all periods presented.

Mr. John Reynolds

November 20, 2006

The Company has updated the backlog information as of September 30, 2006 and have provided unfunded backlog information in response to the Staff’s comment.

Results of Operations

Fiscal year ended December 31, 2004 compared with fiscal year ended December 31, 2003, page 131

51.	We have reviewed your response to comment 85 and note the company is still providing an analytical discussion of comparisons for PMC for the years ended December 31, 2003. PMC was acquired in September 2005 and accounted for as a business combination, therefore comparisons and related analytical discussions provided are permitted only for the year in which a business combination occurred and for the immediately preceding year. Accordingly, please revise to remove the analytical discussion of PMC for the year ended December 31, 2003.

The Company has removed the analytical discussion of comparisons for PMC for the year ended December 31, 2003 in response to the Staff’s comment.

Beneficial Ownership of Securities, page 142

52.	We reissue prior comment 89 of our letter dated September 11, 2006. Disclose the control person(s) for each entity listed in the beneficial ownership table. We direct your attention to Instruction 3 to Item 403 of Regulation S-K.

In accordance with Instruction 3 to Item 403 of Regulation S-K, the Company confirms to the Staff that it does not know, nor does it have any reason to believe, that the information contained in the beneficial ownership reports on Schedule 13G upon which it relied in preparing the disclosure contained in its proxy materials were not complete or accurate, or that a statement or amendment should have been filed and was not. The Company respectfully submits to the Staff that it is unable to determine whether an additional person or entity should have been included as a “control person” on a third-party’s beneficial ownership report on Schedule 13G, when that third-party is in no way affiliated with the Company or any of its officers or directors. The entities filing such Schedule 13Gs are responsible to provide appropriate and complete disclosure in such filings. The Company believes that the information disclosed in its proxy materials is responsive to the disclosure requirements of Item 403 of Regulation S-K, based upon the Schedule 13Gs prepared and filed with the SEC by the entities listed on the Company’s beneficial ownership table. The Company has therefore opted not to revise the disclosure in its proxy materials in response to the Staff’s comment.

Mr. John Reynolds

November 20, 2006

53.	We note your response to comment 90 of our letter dated September 11, 2006. Please advise if the disclosure in this section takes into account your outstanding warrants, which appear exercisable within 60 days of the consummation of the merger.

The Company informs the Staff on a supplemental basis that the disclosure set forth on page 149 under the section entitled “Beneficial Ownership of Securities” assumes that the Company’s outstanding warrants are exercisable within 60 days, and includes these outstanding warrants when calculating the number of shares and percentage of class held by each beneficial owner included on the Company’s beneficial ownership table. The Company further informs the Staff that none of the current officers or directors of TAC, nor any of the expected officers and directors subsequent consummation of the merger, currently hold any warrants exercisable for shares of the Company’s common stock.

TAC Acquisition Corp. December 31, 2005 Audited Financial Statements

Notes to Financial Statements

Note C – Initial Public Offering, F-15

54.	We have reviewed your response to comment 93 noting the company is not required to “net cash” settle the warrants. Please revise your description of the warrants to be consistent with your revised warrant agreement here and on page F-7. Please disclose that (i) in no event will you be required to net cash settle or cash settle the warrant exercise, (ii) the warrants will not be exercisable unless there is an effective registration statement with respect to the common stock underlying the warrants and (iii) if a registration statement is not effective for the common stock underlying the warrants, the warrants may expire worthless. Accordingly, please revise your disclosure in Description of Securities starting on page 148.

The Company has revised the disclosure set forth in the description of the warrants to be consistent with its revised warrant agreement and on pages F-8 and F-16 of its proxy materials. In addition, the Company has revised the disclosure in the section entitled “Description of Securities” starting on page 154 in response to the Staff’s comment.

55.

We have reviewed your response to comment 94 noting you do not believe the UPO should be accounted for as a liability. As discussed in our prior comment, the UPO was registered under the offering and therefore you will be required to file timely updates to the registration statement and deliver a current prospectus at the time the UPO is exercised. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company

Mr. John Reynolds

November 20, 2006

is unable to deliver registered shares because it is unlikely that nonperformance would be an acceptable alternative. Your UPO agreement does not specify the circumstances under which net cash settlement would be permitted. The UPO agreement does not state explicitly the issuer has no obligation to settle the UPO in the absence of an effective registration statement and the warrant can expire unexercised or unredeemed. Considering this, liability classification would appear appropriate. Please revise your financial statements to classify the UPO as a liability and to subsequently adjust the UPO to fair value for all periods from the initial public offering date through the most recent reporting period.

The Company advises the Staff on a supplemental basis that the Company has considered the guidance in EITF 00-19 in its accounting treatment for the underwriters’ purchase option (UPO) and has determined that it should not revise its financial statements. The Company has clarified the terms of the UPO through a Purchase Option Clarification Agreement, dated as of November 14, 2006, by and between the Company and Wedbush Morgan Securities, Inc., filed as Exhibit 4.7 to the Company’s quarterly report on Form 10-Q on November 14, 2006, pertaining to the UPO and explicitly stating that under no event will any holder be entitled to receive a net cash settlement upon exercise of the Purchase Option or warrants.

In this regard, Section 2.2 of the Purchase Option Clarification Agreement states the following:

“In no event will any Holder be entitled to receive a net cash settlement upon exercise of this Purchase Option.”

In addition, Section 2.4.3 states:

“In no event will any Holder be entitled to receive a net cash settlement upon exercise of any warrants.”

Therefore, the Company believes that it has overcome the presumption of net cash settlement implied by, and stated in, paragraphs 14 and 17 of EITF 00-19, respectively. Accordingly, the Company believes that it has properly classified UPO as a “permanent equity instrument” and that revising its financial statements to classify the UPO as a liability and to subsequently adjust the UPO to fair value for all periods from the initial offering date through the most recent reporting period would neither be necessary nor appropriate.

Mr. John Reynolds

November 20, 2006

Optimus Corporation and Subsidiaries December 31, 2005 Audited Financial Statements

Notes to Financial Statements

Note 1. Organization and Significant Accounting Policies

Financial Risk, F-35

56.	We have reviewed your revised disclosure related to comment 99 noting the company had one contract which accounted for more than 10% of the 2005 revenues. This appears to be inconsistent with the disclosure provided on page 119. Please clarify and revise.

The Company has revised its disclosure on page 125 to clarify that other than the two contract vehicles used by DHS and FAA, no other single contract vehicle accounted for more than 5.0% of AVIEL’s revenue for 2005 and the nine months ended September 2005. The Company has also revised its disclosure on page F-37 to clarify that one contract task order under a contract vehicle with DHS accounted for more than 10% of its revenues in 2005.

Note 5, Notes Receivable – Stockholders, F-37

57.	We have reviewed your response to comment 109 noting the notes receivable outstanding in 2004 were not for the purchase of common stock. It appears the remaining balance of the note receivable ($97,048 in 2004 and $65,272 in 2005) is being recorded as a reduction of equity when it did not relate to the purchase of common stock. Please clarify with whom the notes (all notes) were with and provide the disclosures required by SFAS 57, if necessary.

AVIEL supplementally advises the Staff that the notes receivable disclosed in Note 5 on page F-40 of the financial statements were with former officers of OPTIMUS. The note for $97,048 was with the Chief Operating Officer. AVIEL recorded the note as a reduction in equity as of December 31, 2005 because the majority of the note had not been paid down and it was ultimately repaid through a netting of the cash settlement with the sale of stock.

58.	Based on your response to comment 109, please revise your disclosure here to state the reason for the $115,593 note receivable being recorded as a reduction of equity at December 31, 2005. Further, justify your accounting treatment (cite the authoritative literature you used to support your accounting treatment) and tell us how it is consistent with GAAP.

AVIEL supplementally advises the Staff that the note receivable of $115,593 disclosed in Note 5 on page F-40 was with one of the former OPTIMUS officers and shareholders. AVIEL’s treatment is based on FAS Concept Statement #6 where an asset is defined. At the time of preparation of the financial statements, AVIEL knew that the shareholder had not paid in accordance with the payment terms

Mr. John Reynolds

November 20, 2006

and that the note was repaid through netting of the cash settlement of the sale of stock. Therefore, AVIEL concluded that these transactions were more appropriately treated as stockholders transactions and that the amounts advanced should be reflected in equity rdather than as an asset. Although not the same as a stock subscription receivable, AVIEL concluded that similar treatment was appropriate in this case.

Note 8, Notes Payable, F-39

59.	We have reviewed your response to comment 104 noting the company has determined the warrant has a value of $300,000 at December 31, 2005 and should be accounted for as a liability. Please revise your financial statements to show the warrant as a separate liability. In addition, please revise your disclosure here to state the period over which the debt discount will be amortized and to what account the amortization will be recorded.

The Company has revised OPTIMUS’ financial statements as of December 31, 2005 to add the warrant as a separate liability in response to the Staff’s comment. Please see pages F-19 and F-31 of the Company’s proxy materials.

60.	We have reviewed your response to comment 105 noting the company determined the value of the warrants to be $300,000 at December 31, 2005 based on “management’s good faith estimate”. It is unclear what “management’s good faith estimate” represents and how that is consistent with the applicable GAAP. Please advise and revise accordingly.

AVIEL has retained a third-party valuation firm to finalize the valuation of the warrants. This valuation firm has finalized its valuation analysis and based on such anaylsis, AVIEL has revised the warrant valuation to $600,000, and has revised the OPTIMUS financial statements as of December 31, 2005. Please see pages F-19 and F-31 of the Company’s proxy materials

*        *        *

If you have any questions concerning the foregoing, please contact the undersigned at (202) 383-0218 or John J. Mahon at (202) 383-0515.

Very truly yours,

/s/ Cynthia M. Krus

Cynthia M. Krus

cc:	Mr. Duc Dang